CONFIDENTIAL TREATMENT REQUESTED WITH RESPECT TO CERTAIN PORTIONS HEREOF DENOTED WITH “***”	Exhibit 1.1

January 25, 2010

Managers of Metal Recovery Solutions, LLC
900 South Meadows Parkway
Suite 4811
Reno, NV 89521
Attention:  Donald Jacobs-CEO

Gentlemen:

Reference is made to that certain letter of intent (the “LOI”) dated January 18, 2010 by and among Metal Recovery Solutions, LLC, a Nevada limited liability company (the “Company”), Capital Gold Corporation, a Delaware corporation (the “Purchaser”), and Oro Recovery Solutions, LP, a Texas limited partnership (the “Consultant”). Terms used but not defined in this letter agreement (the “Letter Agreement”) shall have the meaning ascribed to them in the LOI.

Pursuant to the LOI, Purchaser has made a non-binding commitment to invest $2,000,000 in the aggregate in the Company, the first $500,000 of which is the subject of this Letter Agreement (the “First Tranche”).

By this letter, the Parties hereby acknowledge and agree that:

1.	Purchaser shall promptly fund the First Tranche in immediately available funds;

2.
On and after the earlier of (i) February 26, 2010 and (ii) the execution of the Investment Agreement, the First Tranche shall automatically convert into an equity interest in the Company, which shall equal 25% of all of the issued and outstanding equity of the Company on a fully diluted basis (the “Equity Stake”). The Company agrees to take all such further actions and execute all such further documents or instruments as the Purchaser requests for the Purchaser to perfect the Equity Stake;

3.
If, prior to February 26, 2010 (the date contemplated for the execution of the Investment Agreement) and prior to the conversion of the First Tranche into the Equity Stake, the Parties fail to execute and deliver to each other a definitive stock purchase agreement and shareholder agreement or similar agreements with respect to the investment in the Company by the Purchaser as contemplated by the LOI (the “Investment Agreement”), for value received, the Company hereby promises to pay to the order of the Purchaser the entire First Tranche (the “Repayment”) in accordance with the Repayment Schedule set forth on Appendix A (the “Repayment Schedule”);

4.	The unpaid balance will bear a simple interest rate of 3% per annum;

{00117339.DOC.1}Collateral Agreement - Metal Recovery Solutions, LLC

CONFIDENTIAL TREATMENT REQUESTED WITH RESPECT TO CERTAIN PORTIONS HEREOF DENOTED WITH “***”	Exhibit 1.1

5.
In order to secure the Repayment, the Company hereby assigns and pledges to the Purchaser, on a first-priority basis, a continuing security interest in and lien upon (the “Security Interest”): (i) all payments to the Company under the Company’s Consulting / Services Agreement with ***, dated September 29, 2009. (the “*** Agreement”) or any successor agreement thereto and (ii) the trailer and other equipment that the Company will purchase with the proceeds from the First Tranche, such proceeds (collectively, the “Collateral”). Should the Company be deemed to be in default by not meeting the payment schedule as outlined in Appendix A, Purchaser has the right to convert the Collateral for its own use in order to satisfy the Repayment. The Company shall not take any action that will interfere with the Purchaser’s rights to the Collateral. The Company shall take all such further actions and execute all such further documents or instruments as the Purchaser requests for the Purchaser to perfect and maintain its security interest in the Collateral and hereby consents to the preparation and filing by the Purchaser of any documents or instruments the Purchaser deems prudent to perfect and maintain its interest in the Collateral. The Security Interest shall continue until the complete satisfaction of any Repayment;

6.
Purchaser acknowledges that a reasonable demand for Repayment during the Repayment Period (as defined in Appendix A )is as outlined in Appendix A and is one that will afford the Company the continuing use of that portion of the proceeds under the executory *** Agreement that will permit the Company to fulfill its obligations thereunder, thereby entitling the Company to further payments thereunder;

7.
The Company will at all times keep accurate and complete records of the Collateral and will immediately inform the Purchaser of any default in payment or performance by the Company or claims made by others in regard to, the *** Agreement or the Collateral, and shall not change the terms thereof (or terminate or permit the impairment of any of its rights thereunder) without the prior written consent the Purchaser; and

8.
The Purchaser retains the right to have all or part of any Repayment to be credited to work performed, under the terms of contract(s) between the Company and the Purchaser that are not yet executed, at the Purchaser’s El Chanate Mine.

This Letter shall be governed by the laws of the State of New York without regard to the principles of conflict of laws.

The Company acknowledges and agrees that its actual or threatened breach of this Letter would result in irreparable damage to the Purchaser and that money damages would not provide an adequate remedy to the Purchaser.  Accordingly, the Company agree that, in the event of any such breach, the Purchaser shall have, in addition to any and all remedies of law, the right to have the provisions of this Letter specifically enforced and to obtain injunctive and other equitable relief to enforce the provisions of this Letter.

{00117339.DOC.1}Collateral Agreement - Metal Recovery Solutions, LLC

CONFIDENTIAL TREATMENT REQUESTED WITH RESPECT TO CERTAIN PORTIONS HEREOF DENOTED WITH “***”	Exhibit 1.1

This Letter may only be amended, modified or terminated by a written instrument signed by each signatory hereto.

No press releases shall be issued, nor shall the terms of this Letter Agreement be disclosed to any third party, other than the Consultant, without the mutual consent of the Purchaser and the Company, subject to the public reporting obligations and duties of the Purchaser, as such may be determined by counsel to the Purchaser, as the case may be, under applicable law.

This Letter shall be binding upon the Purchaser, the Company and their legal representatives, successors and permitted assigns.  In no event may the Company assign any rights or obligations under this Letter without the Purchaser’s prior written consent and any purported assignment without such consent shall be null and void.  The rights of the Company under this Letter shall be freely assignable by it.

Very truly yours,

CAPITAL GOLD CORPORATION

By:
Name: John Brownlie
Title: President

Agreed to and Accepted by:

Metal Recovery Solutions, LLC

By:_________________________
Name:  Donald P. Jacobs
Manager

___________
Thom Seal
Manager

{00117339.DOC.1}Collateral Agreement - Metal Recovery Solutions, LLC

CONFIDENTIAL TREATMENT REQUESTED WITH RESPECT TO CERTAIN PORTIONS HEREOF DENOTED WITH “***”	Exhibit 1.1

Appendix A - Repayment Schedule

Repayment will be made from actual cash collections from *** for services rendered at the Cripple Creek and Victor mine in Cripple Creek Colorado.  The period outlined below is the authorized “Repayment Period”. The Repayment Period can be extended only in a writing executed by the Company and the Purchaser.

Payments to Purchaser will be made subsequent to Company paying all reasonable contractually and legally obligated direct project costs to employees, vendors, suppliers etc.

Company may pre-pay all outstanding balances, including accrued interest, at any time during the Repayment Period without prejudice or penalty.

Cash Collection Date (EST)
	Collections from ***	Payment to Purchaser
April -10	$252,000	$80,000
June -10	$189,000	$80,000
July -10	$189,000	$80,000
August -10	$189,000	$80,000
Sept -10	$189,000	$80,000
Oct -10	$267,000	$115,000
TOTAL	$1,275,000	$515,000

{00117339.DOC.1}Collateral Agreement - Metal Recovery Solutions, LLC